Exhibit 99

The Progressive Corporation

Letter to Shareholders

First Quarter 2012

Our encouraging growth momentum of the fourth quarter last year carried over into 2012. At 7%, written premium growth for the first quarter was not quite as robust as the 8% generated in the fourth quarter, but still very encouraging. As many of our competitors struggle with growth and/or profitability, Progressive is positioned to take advantage of this challenging environment, but there are plenty of caution signs to be observed. Our best estimate of the industry growth for last year is around 1.5% with what we expect to be a combined ratio north of 100. We do not expect these industry figures to significantly change in the first quarter.

As encouraging as the growth story is, concerns over combined ratio, which came in at a very acceptable 94.1 for the quarter, are at the forefront of all our product managers’ minds, and few think we won’t have our work cut out to maintain the delicate balance between our desire to grow as fast as possible and our insistence on staying within the framework of our aggregate 96 combined ratio goal. Severity trends in most coverages are increasing and, while frequency trends are still generally favorable, it’s a dangerous combination that can change quickly. Our respect for these conditions is extremely high, especially when any safety net of excess margins has long since been removed. Equally, however, our opportunity to outperform is amplified under these market conditions.

A year-over-year comparison of net income doesn’t suggest the same positive tone, but does reflect the current market reality that our combined ratios for now will be more likely closer to our target 96 than 90. Our capital position remains very strong and investment results, measured by total return, so far this year are considerably ahead of last year at 3.3%. With over $1.3 billion in unrealized gains in our portfolio, comprehensive income, which for the quarter showed a healthy 17% increase over last year, provides a more meaningful measure of current performance.

Even from a windowless office, I would have known February and March were unseasonably warm months in much of the country simply by observing the motorcycle loss ratio. Clearly the early spring was a welcome relief to motorcyclists, who were robbed by so many rainy days last summer. Our volume of new applications is strong, but so is early loss reporting – all part and parcel of this seasonally influenced business. New customers will add to our significant market presence in this product.

The encouraging second half of last year for our Commercial Auto products has also continued into this year, with double digit written premium growth for the quarter. We are starting to reclaim some of the lost ground on premium the economy stripped away from us since 2008. With rapid growth of any kind, the composition of a book of business is always changing and maintaining underwriting and pricing discipline is paramount and difficult. The first quarter would suggest that both are true and so far so good, with growth of 13% and a combined ratio of 92.4, but we are cautious of March’s results with a combined ratio over 100.

Our personal auto business’s combined ratio results are uncharacteristically about half a point higher than our pricing expectations through the first quarter. Several of our largest states are running a little hot, and we have already taken appropriate rate action to ensure longer-term margin health. Reflecting the increasing trends in severity, we experienced unfavorable reserve development in the quarter. In comparison to the same quarter last year, when we recognized favorable development, the combination of the two items largely reconciles the two calendar year results.

Our independent agent produced auto business had an excellent growth quarter, with new business growth of 8%, reflecting stronger conversion in the channel, along with modest renewal growth. Renewals in our Direct channel were very solid, and new business was up about 4% for the quarter, although essentially flat for March. There is, however, no shortage of advertising attempting to incite consumers to shop. With significant dollars chasing new business, it is essential that we have fresh and appealing messages to present the consumer with a compelling reason to show Progressive preference.

I wrote about one such reason extensively in the Annual Report to Shareholders – Snapshot®, our discount based on measured driving behavior. Each quarter, shipments of the monitoring device set new highs, suggesting strong, and getting stronger, consumer understanding and comfort with this trial.

Electing a Snapshot monitoring period post initial purchase to further distinguish yourself by your driving behaviors from the norms of the data available upon first quote is an appealing, no-lose consumer proposition. Further, this offering is completely consistent with our pricing and margin disciplines. Based on sessions with agents over the past month or two, I am as confident as ever that they too accept the proposition, but want to be sure it is “consumer safe” and are rapidly becoming satisfied it is. I look forward to their usage mirroring that of the higher acceptance in the Direct channel.

Name Your Price® is another attractive way to interact with the quoting process, ensuring your selection is the one that best fits your needs from the options and combinations of coverage available.

Adding to the messaging options are exciting new initiatives in mobile quoting and servicing and continued promotion of our Progressive Home Advantage® program, where we offer other companies’ home or renters’ policies bundled with a Progressive product.

Operationally, Progressive is currently very strong, well-staffed in most every area, and Net Promoter® Scores are all moving in the right direction, suggesting service quality continues to reflect our commitment to our customers. The claims organization has already absorbed several weather catastrophes as tornados seem to be following the unusual early weather patterns, all while producing great claims quality and customer experiences.

The current environment, where the markets start to harden and the industry faces significant profitability challenges, in sports jargon, feels more like the playoffs than the regular season. We know what we must do to win. More to follow…

Glenn M. Renwick
President and Chief Executive Officer